UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or
☐ TRANSITION REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission File Number: 001-38314

A.Full title of the plan and address of the plan, if different from that of the issuer named below:

MVB Bank, Inc. 401(k) Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

301 Virginia Avenue, Fairmont, WV 26554

REQUIRED INFORMATION

1.In lieu of the requirements of Items 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the plan’s fiscal years ended December 31, 2024 and 2023.

Exhibit 23: Consent of Forvis Mazars, LLP, Independent Registered Public Accounting Firm.

MVB Bank, Inc. 401(k) Retirement Plan

TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm     1
FINANCIAL STATEMENTS
Statements of net assets available for benefits………………………………………………..     2

Statement of changes in net assets available for benefits……………………………………     3

Notes to financial statements…………………………………………………………………….     4
SUPPLEMENTAL INFORMATION
Schedule H, Line 4i – Schedule of assets (held at end of year)……………………………..     11

Item 9(b) – Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm……………………… 13

Report of Independent Registered Public Accounting Firm
Participants of MVB Bank, Inc. 401(k) Retirement Plan and Board of Directors of MVB Financial Corp
Fairmont, WV

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MVB Bank, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP
We have served as the Plan’s auditor since 2014.
Charleston, WV
June 26, 2025

MVB Bank, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits December 31, 2024 and 2023

	2024	2023

ASSETS
Cash, non-interest bearing	$1,024	$987

Investments:
Investments at fair value	40,404,617	34,728,049
MVB Financial Corp. common stock	235,604	232,184
Total Investments	40,640,221	34,960,233

Receivables:
Employer contribution receivable	115,583	140,469
Participant contribution receivable	—	1,635
Notes receivable from participants	625,997	599,026
Other receivables	1,495	—
Total Receivables	743,075	741,130

Total Assets	41,384,320	35,702,350

LIABILITIES
Payable for required refund of excess contributions	—	485
Total Liabilities	—	485

Net Assets Available for Benefits	$41,384,320	$35,701,865

The accompanying notes are an integral part of these financial statements

MVB Bank, Inc. 401 (k) Retirement Plan Statements of Changes in Net Assets Available for Benefits Year ending December 31, 2024

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$3,327,820
Interest and dividends	1,190,786
Total investment income	4,518,606

Interest income on notes receivable from participants	56,220

Contributions:
Employer	1,826,236
Participant	3,644,988
Rollover	859,332
Other	11,505
Total contributions	6,342,061

Total additions	10,916,887

Deductions from net assets attributed to:
Benefits paid to participants	5,081,764
Administrative expenses	152,668
Total deductions	5,234,432

Net change	5,682,455

Net assets available for benefits:
Beginning of year	35,701,865

End of year	$41,384,320

The accompanying notes are an integral part of these financial statements

MVB Bank, Inc. 401 (k) Retirement Plan
Notes to the Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the MVB Bank, Inc. 401(k) Retirement Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a section 401(k) plan that covers substantially all employees of MVB Bank, Inc. (the “Company”) and its affiliates who have attained the age of 21. Participants are eligible to participate in the Plan on the first day following the month the participant meets the eligibility requirements. Fidelity Management Trust Company serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may elect to contribute up to 100% of their pretax compensation, as defined in the plan document, subject to Internal Revenue Code (“IRC”) limitations. Participant salary deferrals may be traditional 401(k) (pre-tax) or Roth 401(k) (after-tax). Effective January 1, 2019, the Plan was amended to add an auto-enrollment provision of 5% for compensation for eligible employees hired after that date, subject to the employees’ election to opt out of participation. Participants may also contribute amounts representing distributions from other plans and certain individual retirement accounts. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company contributes a discretionary matching contribution to participants of the plan. The Company matches 100% of the first 4% of compensation participants defer to the plan. The matching Company contribution is invested in the same investments at the same percentage directed by participants. The Company may also elect to make discretionary qualified non-elective employer contributions ("QNEC") to satisfy certain required compliance tests. No QNEC contributions were made during 2024. Contributions are subject to certain limitations.
Investment Options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, common stock of the Company's parent company, MVB Financial Corp. ("MVBF"), and a common/collective trust investment as investment options for participants. MVBF common stock is limited to 10% of the participant’s balance.

Participant Accounts
In addition to the participant’s contribution and employer match, each participant’s account is credited with an allocation of Plan earnings (losses), charged with benefit payments, and allocations of administrative expenses. Allocations of administrative expenses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are vested immediately in their contributions and the Company's employer match plus actual earnings thereon.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance of the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2024, outstanding loans bore interest rates ranging from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service, death or disability, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Hardship distributions of vested amounts are permitted upon demonstration of financial hardship. In service distributions are available from fully vested sources after the participant reaches age 59-1/2.
Forfeited Accounts
At December 31, 2024 and 2023, respectively, forfeited non-vested accounts totaled $4,380 and $252. During 2024, forfeitures of $42,850 were used to reduce employer matching contributions. Forfeited accounts are used to reduce future Company contributions.
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded upon distribution.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
Expenses of maintaining the Plan are paid by either participants or the Company as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (distributions and participant loans) are charged directly to the participant’s account.
NOTE 3 -FAIR VALUE MEASUREMENTS
Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:
•Level 1:    Observable inputs such as quoted prices in active markets.
•Level 2: Inputs other than quotes prices in active markets that are either directly or indirectly observable.
• Level 3: Unobservable inputs of little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Mutual Funds: Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges. Level 1 investments include mutual funds. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Common Stock of MVB Financial Corp: Common stock of MVBF is reported at fair value utilizing Level 1 inputs. The fair value of the common stock of MVBF is determined by the closing price reported on NASDAQ.
Common/Collective Trusts: The investments held in common/collective trusts are valued at the net asset value (“NAV”) per unit of the underlying funds. The NAV is used as the practical expedient to estimate fair value and therefore, investments recorded at NAV are not categorized in the fair value hierarchy. NAV of the collective trust is calculated daily. Participants’ redemptions of the common/collective trusts are permitted daily with no other restrictions, five-day notice period, and there are no unfunded commitments.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2024 and 2023:

	Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
MVB Financial Corp. common stock	$235,604	$—	$—	$235,604
Mutual Funds	$40,100,162	$—	$—	$40,100,162
Total assets in the fair value hierarchy	$40,335,766	$—	$—	$40,335,766

Investments measured at NAV (a)				304,455

Investments at fair value				$40,640,221

(a) Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

	Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
MVB Financial Corp. common stock	$232,184	$—	$—	$232,184
Mutual Funds	$34,512,041	$—	$—	$34,512,041
Investments at fair value	$34,744,225	$—	$—	$34,744,225

Investments measured at NAV (a)				216,008

Investments at fair value				$34,960,233
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured using NAV per share practical expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2024 and 2023. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2024
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
DFA US Small Cap Value	$304,455	N/A	Daily	Five days

	December 31, 2023
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
DFA US Small Cap Value	$216,008	N/A	Daily	Five days

NOTE 4 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of MVBF common stock. The Company is the Plan sponsor and therefore qualifies as a related party / party-in-interest. As of December 31, 2024 and 2023, the Plan held an investment of 11,382 and 10,292 shares, respectively, of MVBF common stock with the fair value of $235,604 and $232,184, respectively. During the year ended December 31, 2024, the Plan recorded dividend income from its investment in MVBF common stock of $8,149. In addition, certain investments of the Plan are various funds of Fidelity Investments, an affiliate of Fidelity Management Trust, the trustee of the Plan. Such investment transactions, therefore, qualify as party-in-interest transactions. Fees paid by the Plan to the trustee or its affiliates for participant-initiated transactions were $77,312 for the year ended December 31, 2024. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

NOTE 5 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings.
NOTE 6 - INCOME TAX STATUS
The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the trustee by a letter dated June 30, 2020, that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

Management has identified certain operational errors associated with its administration of the Plan, and have corrected the errors as prescribed by the IRS. Management filed an application with the IRS under the Voluntary Compliance Program ("VCP") associated with these operational errors. The correction of these matters are not material to the Plan, and management believes they are taking the appropriate steps under the IRS VCP to maintain the Plan's tax-exempt qualification.

NOTE 7 - RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in Statements of Net Assets Available for Benefits.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2024 and 2023 to the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$41,384,320	$35,701,865
Contributions receivable	(115,583)	(142,104)
Excess contributions and earnings	—	485
Net assets available for benefits per Form 5500	$41,268,737	$35,560,246

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2024, to net income per Form 5500:

Net change in net assets available for benefits per the financial statements	$5,682,455
Change in contributions receivable	26,521
Excess contributions	(485)

Net income per Form 5500	$5,708,491

NOTE 9 - SUBSEQUENT EVENT

In January 2025, the Company entered into an agreement to divest its ownership in Trabian, a participating employer in the Plan. As a result of the divestiture, Trabian employees were treated as terminated under the Plan. In June 2025, Plan assets of $2,648,268 associated with Trabian employees were transferred out of the Plan.

Supplementary Information

MVB Bank, Inc. 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024
EIN: 55-0755205 - Plan No. 001

		(c)
(a)	(b)	Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e)
	lessor, or similar party	collateral, par or maturity value	Cost**	Current value
*	Fidelity Investments	Fidelity 500 Index		$4,629,459
*	Fidelity Investments	Fidelity Advisor Freedom 2040 class I		4,119,040
*	Fidelity Investments	Fidelity Advisor Freedom 2045 class I		4,040,855
*	Fidelity Investments	Fidelity Advisor Freedom 2030 class I		3,819,517
*	Fidelity Investments	Fidelity Advisor Freedom 2055 class I		3,703,948
*	Fidelity Investments	Fidelity Advisor Freedom 2025 class I		3,206,036
*	Fidelity Investments	Fidelity Advisor Freedom 2050 class I		2,416,245
*	Fidelity Investments	Fidelity Advisor Freedom 2035 class I		2,110,998
*	Fidelity Investments	Fidelity Govt MMKT K6		1,621,055
	Oppenheimer	Harbor Capital App Inst		1,595,769
*	Fidelity Investments	Fidelity Midcap Index		1,309,073
*	Fidelity Investments	Fidelity Advisor Freedom 2020 class I		1,132,876
	Dodge & Cox	Dodge & Cox Stock		883,058
	American Funds	AF Europac Growth R6		839,889
*	Fidelity Investments	Fidelity Small Cap Index		775,911
	Dodge & Cox	Dodge & Cox Income		744,502
*	Fidelity Investments	Fidelity Advisor Freedom 2060 class I		675,075
*	Fidelity Investments	Fidelity Freedom Index 2065		525,314
	Pioneer	Pioneer Strategic Income Y		403,812
	Oppenheimer	I O Developing Markets R6		355,710
*	Fidelity Investments	Fidelity Advisor Freedom 2015 class I		344,167
*	Fidelity Investments	Fidelity Infl Pr Bd index		304,756
	DFA	DFA US Small Cap Value		304,455
	Conestoga	Conestoga Small Cap IS		248,531
*	MVB Financial Corp.	Common Stock		235,604
	DFA	DFA International Small Company I		207,303
*	Fidelity Investments	Fidelity Freedom Index Income Inv		87,263
*	MVB Financial Corp.	Stock Purchase Account		1,024
*	Participant loans ***	Maturity through December 2029, interest rates ranging
		from 4.25% to 9.50%, collateralized by participant accounts		625,997

			$ -	$41,267,242

	*Party-in-interest
	**Cost information omitted for participant-directed investments.
	***The accompanying financial statements classify participant loans a notes receivable from participants.
See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned authorized individual.

The MVB Bank, Inc. 401(k) Retirement Plan

By: MVB Bank, Inc.
Plan Administrator

June 26, 2025

By: /s/ Donald T. Robinson
Donald T. Robinson
President

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S‑8 (No. 333‑260228) of our report dated June 26, 2025, with respect to the financial statements and supplemental schedule of MVB Bank, Inc. 401(k) Retirement Plan included in this Annual Report on Form 11‑K for the year ended December 31, 2024.

/s/ Forvis Mazars, LLP

Charleston, WV
June 26, 2025